
May 24, 2011

Mr. John Leahy
Chief Financial Officer and Treasurer
iRobot Corporation
8 Crosby Drive
Bedford, MA 01730

>   **Re: iRobot Corporation**
>   **Form 10-K**
>   **Filed February 18, 2011**
>   **and Documents Incorporated by Reference**
>   **File No. 0-51598**

Dear Mr. Leahy:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended January 1, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
Comparisons of Years ended January 2, 2010 and December 27, 2008

1. We note that you do provide partial explanations for material changes in your financial metrics between financial periods in both your Form 10-K and your Form 10-Q for the quarter ended April 2, 2011. However, in future filings, you should provide more insightful explanations as to why material changes did occur. For example, we note that you attributed the $7.7 million decrease in revenue in your home robots division to a decrease in demand of your home robot products in both your retail and direct channels. In the future, you should expand to discuss why you believe there was a drop in demand (e.g. decreased discretionary consumer spending? Product obsolescence?). During the first quarter of 2011, there was a $4 million

decrease in government and industrial robot revenue. You do explain that the decrease was primarily due to a 57.1% decrease in units shipped partially offset by a 47.0% increase in net average selling prices, but in the future, you should expand the discussion to explain why you believe government shipments decreased during the period and whether you believe this to be an aberration or trend.

Definitive Proxy Statement

Long-Term Incentives, page 24

2. We note the disclosure that your compensation committee awards stock-based incentives based on various factors "primarily relating to the responsibilities of the individual officer or employee, their past performance, anticipated future contributions and prior option grants." In future filings explain how the committee's consideration of each of these factors resulted in the award in the most recent fiscal year. See Item 402(b)(1)(v) of Regulation S-K.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director